UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Stephen J. Cloobeck

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25272T104 13D/A	Page 2 of 7 Pages

1	Names of reporting persons Cloobeck Diamond Parent, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,522,446
	8	Shared voting power 0
	9	Sole dispositive power 9,522,446
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 9,522,446
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 13.65%
14	Type of reporting person OO

(1)	Based on 69,766,998 outstanding shares of common stock of the Issuer as of August 5, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 filed with the Commission on August 9, 2016.

CUSIP No. 25272T104 13D/A	Page 3 of 7 Pages

1	Names of reporting persons The Chantal Cloobeck Separate Property Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,073,949
	8	Shared voting power 0
	9	Sole dispositive power 1,073,949
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,073,949
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.54% (1)
14	Type of reporting person OO

(1)	Based on 69,766,998 outstanding shares of common stock of the Issuer as of August 5, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on August 9, 2016.

CUSIP No. 25272T104 13D/A	Page 4 of 7 Pages

1	Names of reporting persons Cloobeck Companies
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,025,762
	8	Shared voting power 0
	9	Sole dispositive power 1,025,762
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,025,762
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.47% (1)
14	Type of reporting person OO

(1)	Based on 69,766,998 outstanding shares of common stock of the Issuer as of August 5, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 filed with the Commission on August 9, 2016.

CUSIP No. 25272T104 13D/A	Page 5 of 7 Pages

1	Names of reporting persons Stephen J. Cloobeck
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,692,914 (1)
	8	Shared voting power 1,073,949 (2)
	9	Sole dispositive power 10,692,914 (1)
	10	Shared dispositive power 1,073,949 (2)
11	Aggregate amount beneficially owned by each reporting person 11,766,863 (1)(2)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.84% (3)
14	Type of reporting person IN

(1)	Includes (i) 114,706 shares of common stock issuable upon exercise of an option held by Mr. Cloobeck which is currently vested and (ii) an aggregate of 9,552,446 shares of common stock held by Cloobeck Diamond Parent, LLC, of which Mr. Cloobeck is the sole manager. Also includes 1,025,762 shares of common stock held by Cloobeck Companies, LLC.
(2)	Consists of 1,073,949 shares of common stock held by The Chantal Cloobeck Separate Property Trust, of which Mr. Cloobeck is the co-managing trustee.
(3)	Based on 69,766,998 outstanding shares of common stock of the Issuer as of August 5, 2016 as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2016 filed with the Commission on August 9, 2016.

CUSIP No. 25272T104 13D/A	Page 6 of 7 Pages

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust, Cloobeck Companies, LLC (“Cloobeck Companies”) and Stephen J. Cloobeck with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 to such Schedule 13D filed on April 14, 2014, June 13, 2014, August 18, 2014, October 3, 2014, November 3, 2014, March 4, 2015, March 10, 2015, March 24, 2015 and July 20, 2016, respectively (as so amended, the “Schedule 13D”).

This Amendment No. 10 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 28, 2016 CDP opened an account with National Philanthropic Trust, a donor advised public charitable organization, with an intent to donate 1,000,000 shares of the Issuer’s Common Stock. The transfer of such shares is currently in process. Upon completion of such transfer, the Reporting Persons will no longer have control over such shares. However, the National Philanthropic Trust has informed the Reporting Persons that it intends to tender the shares of the Issuer’s Common Stock to Dakota Merger Sub, Inc. (“Dakota”) in the pending tender offer by Dakota.

On August 16 and 17, 2016 each of the Reporting Persons tendered all shares of the Issuer’s Common Stock held by them to Dakota pursuant to the tender offer made by Dakota. If all conditions to such tender offer are satisfied or waived, then upon the closing of the tender offer and the purchase of the shares from the Reporting Persons, the Reporting Persons will not own any shares of the Issuer’s Common Stock.

CUSIP No. 25272T104 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016

CLOOBECK DIAMOND PARENT, LLC

/s/ Stephen J. Cloobeck Stephen J. Cloobeck Manager

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/s/ Stephen J. Cloobeck Stephen J. Cloobeck Co-Managing Trustee

/s/ Stephen J. Cloobeck Stephen J. Cloobeck

CLOOBECK COMPANIES, LLC

/s/ Stephen J. Cloobeck Stephen J. Cloobeck Manager